082-34812

PETROBANK
ENERGY AND RESOURCES LTD.

07024813

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 26 2007
WASH. D.C.
186

June 18, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

SUPPL

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

PROCESSED
JUL 03 2007
THOMSON
FINANCIAL

T Rodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

PETROBANK ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK FIRES UP THIRD WELL PAIR AT WHITESANDS

Calgary, Alberta – June 18, 2007 – Petrobank Energy and Resources Ltd. ("Petrobank" or the "Corporation") (TSX: PBG) (OSLO: PBG) is pleased to announce that we have commenced air injection on our third THAI™ well pair at the WHITESANDS project. The Pre-Ignition-Heating-Cycle ("PIHC") on the third well pair began in late December 2006, and air injection was initially targeted for the end of the first quarter 2007. The initiation of air injection operations on this third well pair was delayed due to mechanical problems with the temporary steam generator used for the PIHC, resulting in a six week period of restricted PIHC steam injection. However, the elapsed time and volume of steam injected during the PIHC for the third well pair, excluding the temporary steam generator downtime, has been similar to the second well pair. The composition of produced gas from the third well indicates that combustion has been initiated and early gross fluid production capability is similar to the first two well pairs.

We have been continuously injecting air in the first well pair since late July 2006 and in the second well pair since early January 2007. During the first quarter, the maximum gross fluid production capability from the first two well pairs was demonstrated to be approximately 2,000 barrels of fluid per day each, with oil cuts rising to greater than 50%. Due to higher than anticipated sand production volumes however, we have had to restrict the wells to a very low choke setting in order to achieve higher on-stream factors through the surface facilities. A test sand knock out vessel was installed on the first well pair, which has demonstrated that the sand can easily be removed from the produced fluids and which enabled us to design a larger vessel that will allow us to operate the wells at their demonstrated capacity. These facilities have been ordered for each of the three well pairs and are expected to be installed beginning early in the third quarter.

In addition to the retrofitting of the facilities for sand handling, we have also initiated a de-bottlenecking and expansion project to add three additional well pairs, which are anticipated to be drilled later this year. These wells will be longer (700 metres), and will incorporate our CAPRI™ technology, in which a catalyst bed is added around the outside of the horizontal production well bore to enhance the upgrading of the oil, in-situ. We also will implement a modified down-hole completion to reduce sand production. Lessons learned from the current project are being incorporated into the design of the three well expansion, as well as the design of our first 10,000 barrel per day project, which will be the initial full scale development beyond our current operations. We expect to be filing an application for this 10,000 barrel per day project before the end of 2007. Ultimately we expect our existing WHITESANDS leases to be able to generate 100,000 barrels a day of production, through the implementation of additional development phases.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Corporation operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta and an extensive inventory of Bakken light oil locations in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts covering 1.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's wholly-owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 2.6 billion barrels of gross bitumen-in-place and operates the WHITESANDS project which is field-demonstrating Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy

oil that integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally. THAI™ and CAPRI™ are registered trademarks of Archon Technologies Ltd. a wholly owned subsidiary of Petrobank Energy and Resources Ltd.

Forward-Looking Statements

Certain information provided in this release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Although Petrobank believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties. You can find a discussion of those risks and uncertainties in our Canadian securities filings. While Petrobank makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Petrobank assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Trademarks

THAI™ and CAPRI™ are registered trademarks of Archon Technologies Ltd., a wholly-owned subsidiary of Petrobank Energy and Resources Ltd.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil, or
Corey C. Ruttan, Chief Financial Officer
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

RECEIVED
JUN 2 6 2007
SEC MAIL PROCESSING SECTION
WASH. D.C.
185

June 15, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

SUPPL

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

TRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK TO PRESENT AT CAPP 19TH ANNUAL OIL AND GAS SYMPOSIUM

Calgary, Alberta – June 15, 2007 – Petrobank Energy and Resources Ltd. ("Petrobank") (TSX: PBG) (OSLO: PBG) is pleased to announce that John D. Wright, President and Chief Executive Officer, will present at the Canadian Association of Petroleum Producers 19th Annual Oil and Gas Investment Symposium, in Calgary, Alberta, Canada. Petrobank's presentations will take place on Tuesday June 19, 2007 at 8:50 a.m. (MDT) and on Wednesday June 20, 2007 at 1:30 p.m. (MDT). The presentations will be available online via a live webcast. Please visit the 'Investors' section of our website at http://www.petrobank.com/inv-corporatepresentation.html to view the live webcast.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Corporation operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta and an extensive inventory of Bakken light oil locations in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts covering 1.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's wholly-owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 2.6 billion barrels of gross bitumen-in-place and operates the WHITESANDS project which is field-demonstrating Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Trademarks

THAI™ is a registered trademark of Archon Technologies Ltd., a wholly-owned subsidiary of Petrobank Energy and Resources Ltd.

FOR FURTHER INFORMATION PLEASE CONTACT:
John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil, or
Corey C. Ruttan, Chief Financial Officer
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

Petrominerales

June 19, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrominerales Ltd.

Sincerely,

TRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

2600, 240 – 4TH Avenue SW, Calgary, Alberta, Canada, T2P 4H4 Main: (403) 750-4400 Fax: (403) 266-5794

Petrominerales

NEWS RELEASE

PETROMINERALES TO CASE FIRST CORCEL EXPLORATION WELL

Bogotá, Colombia – June 18, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) (TSX: PMG), an 80.7% owned subsidiary of Petrobank Energy and Resources Ltd. ("**Petrobank**") (TSX: PBG) (OSLO: PBG), announces that the Corcel-1 exploration well is being cased as a potential oil well.

Drilling and logging operations have been completed at the Corcel-1 exploration well on the Corcel Block in the Llanos Basin of Colombia. The well spudded on April 7, 2007 and reached a total depth of 12,000 feet on June 14, 2007. Logs indicate that the target reservoir sands in the Tertiary Mirador and Barco formations are primarily oil bearing. Petrominerales plans to complete and test up to four intervals in the well. Logs indicate total potential net pay of approximately 140 feet of high quality sand. We plan to complete the deepest test interval in this well with the drilling rig. The rig is then expected to be used to drill a second well from the same platform to further delineate this potential discovery. The upper sands in the Corcel-1 well will be tested using a completion rig, commencing in the third quarter of this year.

The Corcel Block is situated in a drier region of the Llanos Basin and we have an all weather road to this location which will accommodate year round production from the well. The ultimate size of the discovery will be defined through long-term testing and additional delineation drilling. Petrominerales has identified five additional Corcel prospects from our 47 square kilometre 3D seismic survey, which only covers 15% of the 79,815-acre Block. In addition, an early 2008 3D seismic program is planned for our 26,341-acre Guatiquia Block, which adjoins the Corcel Block to the south.

Corcel-1 was the fourth well of our five well 2007 exploration drilling program in the Llanos and Putumayo Basins; four wells have now been drilled in the Llanos and one well remains to be drilled in the Putumayo. Earlier in 2007, we drilled the Ojo de Tigre-2 discovery on the Joropo Block. Our other two Llanos Basin exploration wells were abandoned.

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 307 square kilometres of 3D seismic and reprocessed all available 2D seismic data. This work program has generated 18 additional leads and prospects on these lands. In 2007, we plan to acquire an additional 190 square kilometres of 3D seismic and 576 kilometres of reconnaissance 2D seismic. In 2008, we plan to drill up to eight further exploration wells focused primarily in the Llanos Basin.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank.

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701

Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

END